Exhibit 99.1C

Rights Issue 2019

Trading symbol: ADE
29 October 2019
ADEVINTA ASA
TERMS AND CONDITIONS FOR THE RIGHTS ISSUE
IN CONNECTION WITH THE COLLAPSE OF THE SHARE CLASSES

This subscription document sets forth the terms and conditions relating to the subscription of new shares (the "New Shares") of Adevinta ASA ("Adevinta" or the "Company"), each with a nominal value of NOK 0.20 (the "Rights Issue") in connection with the collapse of the Company's share classes.
Holders of class A shares of the Company as of 24 October 2019 (and being registered as such in the Norwegian Central Securities Depository (the "VPS") as at the expiry of 28 October 2019 pursuant to the two days' settlement procedure (the "Record Date")) (the "Eligible Shareholders"), has been granted subscription rights (the "Subscription Rights") in the Rights Issue that, subject to applicable law, provide the right to subscribe for, and be allocated, New Shares issued at the par value of NOK 0.20. The Subscription Rights will be registered on each Eligible Shareholder's VPS account.
The Subscription Rights will be listed and tradable on the Oslo Stock Exchange from 09:00 hours (Central European Time ("CET") on 29 October 2019 to 16:30 hours (CET) on 8 November 2019 under the ticker code "ADE T".
Transfers of Subscription Rights are subject to certain restrictions, as described under "Transfer Restrictions."
Subscription Period: 09:00 hours (CET) on 29 October 2019 to 16:30 hours (CET) on 12 November 2019
Trading period for the Subscription Rights: 09:00 hours (CET) on 29 October 2019 to 16:30 hours (CET) on 8 November 2019
SUBSCRIPTION RIGHTS THAT ARE NOT USED TO SUBSCRIBE FOR NEW SHARES BEFORE THE EXPIRY OF THE SUBSCRIPTION PERIOD OR SOLD BEFORE 16:30 HOURS (CET) ON 8 NOVEMBER 2019 WILL AUTOMATICALLY LAPSE.

Dear holder of A shares
Adevinta was listed with two share classes in April 2019. Each A share carried ten votes, while each B share carried one vote at the Company's general meeting. On 24 October 2019, the Company's extraordinary general meeting (the "EGM") resolved to collapse the Company's class A and class B shares into one share class with equal rights. The collapse of the shares was completed on 28 October 2019 and the Company's shares are now trading under one ticker (ADE).
To compensate the class A shareholders for their loss of the additional voting rights pertaining to the A shares, the Board of Directors resolved on 24 October 2019, pursuant to a special authorization to issue shares granted by the EGM, to carry out the Rights Issue towards the holders of class A shares as of the Record Date (the Eligible Shareholders).
Pursuant to the resolution by the Board of Directors, each Eligible Shareholder will received one Subscription Right for each A Share registered as held as of the Record Date. This means that all holders of A shares has received a number of Subscription Rights that equals their registered holding A shares in the VPS on the Record Date (i.e. 28 October 2019).
In the Rights Issue, New Shares will be issued at par value (NOK 0.20) to persons having executed Subscription Rights validly held by them at the end of the Subscription Period. The Board of Directors has resolved that 81 Subscription Rights will be required to subscribe for one New Share. The calculation is based on the average premium on the trading price of the A shares compared to that of the B Shares in the period from listing of the Company's shares on 10 April 2019 to and including 30 September 2019, which is the date before the notice to the EGM. During this period, the average share premium on the A shares was 1.22%. This premium is compensated by offering up to 3,800,613 New Shares at par value in the Rights Issue.
Subscription Rights acquired during the trading period for the Subscription Rights carry the same rights as the Subscription Rights issued to Eligible Shareholders. Over-subscription and subscription without Subscription Rights will not be permitted.
Rather than using Subscription Rights to subscribe for New Shares, holders of Subscription Rights may sell these. The Subscription rights will be listed and traded on the Oslo Stock Exchange under the ISIN NO NO0010867120 trading under the ticker "ADE T".
This Subscription Document has been prepared pursuant to the Norwegian Public Limited Companies Act section 10-7 and is being distributed to all Eligible Shareholders to provide information on the Right Issue and the subscription form to subscribe for New Shares (see Appendix 1)
Oslo, 29 October 2019
Rolv Erik Ryssdal
CEO

Important information about the Rights Issue
Eligible Shareholders
The purpose of the Rights Issue is to compensate the Eligible Shareholders of A shares for their loss of additional voting rights attached to the A shares. As a consequence, the Rights Issue is reserved for the holders of A shares, and only holders of A shares as of 24 October 2019, as registered as such in the VPS as at the expiry of 28 October 2019 (the Record Date). Accordingly, only Eligible Shareholders have been granted Subscription Rights.
For shares traded over the market with settlement time T+2, you will receive Subscription Rights for A shares bought before and including 24 October 2019, but not for A shares bought on or after 25 October 2019.
Subscription price
The subscription price for the New Shares is set at par value, NOK 0.20, per New Share. Subscriptions are for whole shares only.
Subscription Rights
Eligible Shareholders, meaning holders of class A shares of the Company as of 24 October 2019 (and being registered as such in the VPS as at the expiry of 28 October 2019 pursuant to the two days' settlement procedure (the Record Date)), will be granted tradable Subscription Rights giving a right to subscribe for, and be allocated, New Shares in the Rights Issue.
Each Eligible Shareholder will be granted one Subscription Right for every A share registered as held by such Eligible Shareholder on the Record Date.
81 Subscription Rights will, subject to applicable securities laws, give the right to subscribe for, and be allocated, one New Share in the Rights Issue.
The Subscription Rights will be listed and tradable on the Oslo Stock Exchange. If you do not have a sufficient number of Subscription Rights to subscribe for New Shares, you can either acquire more Subscription Rights, or you can sell your excess Subscription Rights in the market.
Automatic delivery of Subscription Rights
The Subscription Rights will be credited to and registered on each Eligible Shareholder's VPS account on or about 29 October 2019 under ISIN NO0010867120. The Subscription Rights will be distributed free of charge to Eligible Shareholders.
Trading in Subscription Rights
The Subscription Rights will be listed on the Oslo Stock Exchange under ticker ADE T and will be tradable from commencement of the subscription period (09:00 hours (CET) on 29 October 2019) and until 8 November 2019 at 16:30 hours (CET).
The Subscription Rights will thus only be tradable during part of the Subscription Period.
Transfer Restrictions
The Subscription Rights may not be offered, sold or otherwise transferred except in accordance with Rule 904 under Regulation S under the U.S. Securities Act of 1933, as amended ("Regulation S") outside the United States in an "offshore transaction", each as defined in Regulation S.
Subscription period
The subscription period for the Rights Issue is from 09:00 hours (CET) on 29 October to 12 November 2019 at 16:30 hours (CET).
Oversubscription
Oversubscription will not be permitted.
Subscription Rights not exercised or sold
The Subscription Rights, including acquired Subscription Rights, must be used to subscribe for New Shares before the end of the Subscription Period (i.e. 12 November 2019 at 16:30 hours (CET)) or sold before 8 November 2019 at 16:30 hours (CET). Subscription Rights that are not sold before 8 November 2019 at 16:30 hours (CET) or exercised before 12 November 2019 at 16:30 hours (CET) will automatically lapse. Holders of Subscription Rights (whether granted or acquired) should note that subscriptions for New Shares must be made in accordance with the procedures set out in this Subscription Document and that the acquisition of Subscription Rights does not in itself constitute a subscription for New Shares.

Ineligible Shareholders
Subscription Rights of Eligible Shareholders resident in jurisdictions with legislation that, according to the Company's assessment, prohibits or otherwise restricts subscription for New Shares (the "Ineligible Shareholders") will initially be credited to such Ineligible Shareholders' VPS accounts. Such crediting specifically does not constitute an offer to Ineligible Shareholders. Such Subscription Rights will be used to subscribe for New Shares by Skandinaviska Enskilda Banken AB (publ), Oslo branch ("SEB") after the expiry of the Subscription Period and subsequently sold by SEB, as described under "Underwriting and sale of New Shares".
Underwriting and sale of New Shares
SEB will subscribe for remaining shares not subscribed for during the Subscription Period, whether as a result of passivity or legal restrictions on the part of Ineligible Shareholder, (the "Remaining Shares") for an aggregate amount of up to NOK 760,122.60 in connection with the Right Issue, and, as far as possible sold in the market.
SEB will use commercially reasonable efforts to procure that the Remaining Shares are sold, and to the extent such Remaining Shares are sold, the proceeds from the sale of the Remaining Shares (if any), after deduction of customary sales expenses, will be credited to the holders of Subscription Rights' bank accounts registered in the VPS for payment of dividends, provided that the net proceeds attributable to such holder amount to or exceed NOK 50. If such person does not have a bank account registered in the VPS, it must contact SEB to claim the proceeds. If the net proceeds attributable is less than NOK 50, such amount will be retained for the benefit of the Company. There can be no assurance that SEB will be able to sell the Remaining Shares at a profit or at all.
Subscription procedure
Subscriptions for New Shares must be made by submitting a correctly completed subscription form included in Appendix 1 "Subscription form for the Rights Issue" (the "Subscription Form") to SEB during the Subscription Period, or may, for Norwegian residents with a Norwegian personal identification number (Nw.: personnummer), be made online as further described below.

Correctly completed Subscription Forms must be received by SEB at

Skandinaviska Enskilda Banken AB (publ), Oslo Branch,
Filipstad Brygge 1, P. O. Box 1843 Vika, 0123 Oslo, Norway
Phone: +47 22 82 70 00
Email: subscription@seb.no

Subscribers who are Norwegian residents with a Norwegian personal identification number (Nw.:
personnummer) are encouraged to subscribe for New Shares through the VPS online subscription system (or by following the link on www.seb.no, which will redirect the subscriber to this system). The VPS online subscription system is only available for individual persons and is not available for legal entities; legal entities must thus submit a Subscription Form in order to subscribe for New Shares.

None of the Company or SEB may be held responsible for postal delays, unavailable internet lines or servers or other logistical or technical problems that may result in subscriptions not being received in time or at all by SEB. Subscription Forms received after the end of the Subscription Period and/or incomplete or incorrect Subscription Forms and any subscription that may be unlawful may be disregarded at the sole discretion of the Company and/or SEB without notice to the subscriber.

Subscriptions are binding and irrevocable, and cannot be withdrawn, cancelled or modified by the subscriber after having been received by SEB or, in the case of subscriptions through the VPS online subscription system, upon registration of the subscription. The subscriber is responsible for the correctness of the information filled into the Subscription Form or, in the case of subscriptions through the VPS online subscription system, the online subscription registration. By signing and submitting a Subscription Form, or by registration of a subscription in the VPS online subscription system, the subscribers confirm and warrant that they are eligible to subscribe for New Shares under the terms set forth herein.

There is no minimum subscription amount for which subscriptions in the Rights Issue must be made. Over-subscription and subscription without subscription rights is not permitted.

Multiple subscriptions (i.e. subscriptions on more than one Subscription Form) are allowed. Please note, however, that two separate Subscription Forms submitted by the same subscriber with the same number of New Shares subscribed for on both Subscription Forms will only be counted once unless otherwise explicitly stated in one of the Subscription Forms. In the case of multiple subscriptions through the VPS online subscription system or subscriptions made both on a Subscription Form and through the VPS online subscription system, all subscriptions will be counted.

Financial intermediaries
If an Eligible Shareholder holds A-shares in the Company registered through a financial intermediary on the Record Date, the financial intermediary will customarily give the Eligible Shareholder details of the aggregate number of Subscription Rights to which it will be entitled. The relevant financial intermediary will customarily supply each Eligible Shareholder with this information in accordance with its usual customer relations procedures.
Eligible Shareholder holding their shares in the Company through a financial intermediary should contact the financial intermediary if they have received no information with respect to the Rights Issue.
The Company is not liable for any action or failure to act by a financial intermediary through which Shares are held.
Payment for New Shares
The payment for New Shares allocated to a subscriber falls due on 18 November 2019 (the "Payment Date").
Subscribers who have a Norwegian bank account must, and will by signing the Subscription Form or by the online subscription registration for subscriptions through the VPS online subscription system, provide SEB with a one-time irrevocable authorisation to debit a specified Norwegian bank account for the amount payable for the New Shares which are allocated to the subscriber.
Subscribers who do not have a Norwegian bank account must ensure that payment with cleared funds for the New Shares allocated to them is made on or before the Payment Date. Prior to any such payment being made, the subscriber must contact SEB for further details and instructions.
Delivery of the New Shares
Subject to timely payment of the entire subscription amount in the Rights Issue, the Company expects that the share capital increase pertaining to the Rights Issue will be registered with the Norwegian Register of Business Enterprises on or about 22 November 2019 and that the New Shares will be delivered to the VPS accounts of the subscribers to whom they are allocated on or about the same day.

The final deadline for registration of the share capital increase pertaining to the Rights Issue with the Norwegian Register of Business Enterprises, and hence for the subsequent delivery of the New Shares, is, pursuant to the Norwegian Public Limited Companies Act, three months from the expiry of the Subscription Period, i.e. on 21 February 2019.

Listing of the New Shares

The Shares are listed on the Oslo Stock Exchange under ISIN NO0010844038 and ticker code "ADE".

The New Shares will be listed on the Oslo Stock Exchange as soon as the share capital increase pertaining to the Rights Issue has been registered with the Norwegian Register of Business Enterprises and the New Shares have been registered in the VPS. The listing is expected to take place on or about 25 November 2019.

The New Shares may not be transferred or traded before they are fully paid, the share capital increase pertaining to the Rights Issue has been registered with the Norwegian Register of Business Enterprises, and the New Shares have been registered in the VPS.

Relevant resolutions
The resolution by the EGM to authorize the Board of Directors to issue the New Shares, is available at www.adevinta.com/IR/.
Pursuant to the authorization to issue the New Shares in the Rights Issue, the Board of Directors passed the following resolution on 24 October 2019:
i.
The share capital of the Company shall be increased by a minimum of NOK 0.20 and a maximum of NOK 760,122.60 through the issuance of minimum 1 and maximum 3,800,613 new shares, each with a nominal value of NOK 0.20.

ii.	The new shares are issued at a subscription price of NOK 0.20 per share.

iii.
Holders of the Company's class A shares as of 24 October 2019, as registered as such in the Company's shareholders' register in the Norwegian Central Securities Depository ("VPS") on 28 October 2019 (the "Record Date") (pursuant to the two-days' settlement procedure of the VPS) ("Eligible Shareholders") shall have preferential right to subscribe for and be allocated the new shares in proportion to their holding of class A shares in the Company. Consequently, the preferential rights of the Company's shareholders pursuant to section 10-4 of the Norwegian Public Limited Companies Act will be waived.

iv.
The new shares are not offered to shareholders in countries where such offer would be unlawful or would require the publication of a prospectus, registration or similar actions, except to the extent it is clear that the new shares may be offered based on exemptions from such rules without costs to the Company.

v.
Tradable subscription rights will be issued and the subscription rights shall be registered in the VPS. The subscription rights shall be tradable from commencement of the subscription period and until 16:30 (CET) on 8 November 2019. Over-subscription and subscription without subscription rights are not permitted.

vi.
The new shares shall be allocated to subscribers in accordance with granted and acquired subscription rights which have been validly exercised during the subscription period. 81 subscription rights will be required to subscribe for and be allocated one (1) new share.

vii.
The subscription period shall commence on 29 October 2019 and expire at 16:30 (CET) on 12 November 2019. Subscription for new shares shall be made on a separate subscription form prior to expiry of the subscription period.

viii.
The subscription amount shall be paid in cash. Payment of the new shares shall be made on or prior to 18 November 2019. Subscribers who have a Norwegian bank account must, and will by signing the subscription form, provide a one-time irrevocable authorisation to debit a specified Norwegian bank account for the amount payable by the subscriber (i.e. the number of shares subscribed, which corresponding to the number of subscription rights held, multiplied by the subscription price). The allocated amount will be debited from the specified bank account on or around 18 November 2019. Subscribers without Norwegian bank accounts must ensure that payment with cleared funds for the new shares subscribed by them in accordance with subscription rights, is received on or before the payment date.

ix.	The new shares shall carry rights in the Company, including the right to dividend, from the time on which the capital increase is registered with the Register of Business Enterprises.

x.	Section 4 of the articles of association is amended to reflect the new share capital and the new number of shares following the share capital increase.

xi.
Shares that have not been subscribed by and allocated to other subscribers in the rights issue at the end of the subscription period shall be allocated to Skandinaviska Enskilda Banken AB (publ), Oslo branch ("SEB") who has committed to subscribe for shares for an aggregate amount of up to NOK 760,122.60, which shall be subscribed by SEB within three trading days after expiry of the subscription period.

xii.	The Company's estimated costs in connection with the capital increase are provisionally estimated to NOK 400,000, including a commission of NOK 300,000 to SEB for the underwriting.

Questions and answers
1.	What is a rights issue?
A rights issue is a form of share issue, where the company issues Subscription Rights to its shareholders who can subscribe, pay the subscription price and receive new shares, issued by the company.
2.	What do I have to do to receive Subscription Rights?
You do not have to do anything to receive Subscription Rights. If you are an Eligible Shareholder, the Subscription Rights will be delivered to you on your VPS account on 29 October 2019 by SEB.
3.	Will Subscription Rights delivered to me be transformed to shares automatically?
No, you have to subscribe for your Subscription Rights within 12 November 2019 at 16.30 hours (CET). You can subscribe by filling out and sending an application form to SEB or by using the online platform of VPS.
4.	How do I pay for the subscribed shares?
When subscribing for shares, you will have to provide an account number with sufficient funds to pay the subscription price for the number of shares subscribed for. Your account will be charged on or about 18 November 2019.
5.	What will happen if I do not subscribe or sell my Subscription Rights?
If you do not use or trade with your received Subscription Rights, these will automatically lapse. The underwriter, SEB will subscribe for New Shares not subscribed during the Subscription Period and sell the shares in the market. The proceeds from the sale of the Remaining Shares (if any), after deduction of customary sales expenses, will be credited to the holder of Subscription Rights and the bank account registered in the VPS for payment of dividends, provided that the net proceeds attributable to such shareholder amount to or exceed NOK 50. If such person does not have a bank account registered in the VPS, it must contact SEB to claim the proceeds. If the net proceeds attributable is less than NOK 50, such amount will be retained for the benefit of the Company. There can be no assurance that SEB will be able to sell the Remaining Shares at a profit or at all.
IMPORTANT NOTICE TO U.S. SHAREHOLDERS

The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

APPENDIX 1
SUBSCRIPTION FORM

ADEVINTA ASA RIGHTS ISSUE
SUBSCTRIPTION FORM
Securities number: ISIN NO0010867120
General information: The terms and conditions for the Rights Issue of 3,800,613 new shares (the "New Shares") in Adevinta ASA (the "Company") pursuant to a resolution by the Company's Board of Directors on 24 October 2019 in accordance with the authorisation granted by the extraordinary general meeting held 24 October 2019 are set out in the subscription document dated 29 October 2019 (the "Subscription Document"). Terms defined in the Subscription Document shall have the same meaning in this subscription form (the "Subscription Form").
Subscription procedure: The subscription period is from 09:00 hours (CET) on 29 October 2019 to 16:30 (CET) on 12 November 2019 (the "Subscription Period"). Correctly completed Subscription Forms must be received by Skandinaviska Enskilda Banken AB (publ), Oslo branch ("SEB") no later than 12 November 2019 at 16:30 hours (CET) at the following address: Skandinaviska Enskilda Banken AB (publ), Oslo branch, Filipstad brygge 1, P.O. Box 1843 Vika, 0123 Oslo, Norway, Phone: + 47 22 82 70 00 or Email: subscription@seb.no. The subscriber is responsible for the correctness of the information included in the Subscription Form. Subscription Forms received after the end of the Subscription Period and/or incomplete or incorrect Subscription Forms and any subscription that may be unlawful may be disregarded at the sole discretion of the Company and/or SEB without notice to the subscriber.
Subscribers in the Rights Issue who are residents of Norway with a Norwegian personal identification number (Nw. personnummer) are encouraged to subscribe for New Shares through the VPS online subscription system (or by following the link to such online application system on SEB's website: www.seb.no to be redirected to the VPS online subscription system). Subscriptions made through the VPS online subscription system must be duly registered before expiry of the Subscription Period.
None of the Company or SEB may be held responsible for postal delays, unavailable internet lines or servers or other logistical or technical matters that may result in subscriptions not being received in time or at all by any subscription office. Subscriptions are irrevocable and binding upon receipt of a duly completed Subscription Form, or in the case of subscriptions through the VPS online application system, upon registration of the subscription, and cannot be withdrawn, cancelled or modified by the subscriber after having been received by SEB, or in the case of applications through the VPS online application system, upon registration of the subscription. By signing and submitting this Subscription Form, or registering a subscription through the VPS online subscription system, the subscriber confirms and warrants to have read the Subscription Document and to be eligible to subscribe for New Shares under the terms set forth therein.

Subscription Price: The subscription price in the Rights Issue is NOK 0.20 per New Share (the "Subscription Price").
Subscription Rights: Holders of class A shares in the Company as of 24 October 2019 (and being registered as such in the VPS at the expiry of 28 October 2019 pursuant to the two days' settlement procedure, (the "Record Date")) (the "Eligible Shareholders") will be granted Subscription Rights in the Rights Issue that, subject to applicable law provide preferential right to subscribe for, and be allocated, New Shares at the Subscription Price. The Subscription Rights will be listed and tradable on the Oslo Stock Exchange from 29 October 2019 at 09:00 hours (CET) and until 8 November 2019 at 16:30 hours (CET) under the ticker code "ADE T". The Subscription Rights will thus only be tradable during part of the Subscription Period. Eligible Shareholders will be granted one (1) Subscription Right for every one (1) A share registered as held by such Eligible Shareholder as of the Record Date. Subscription Rights acquired during the Subscription Period carry the same right to subscription as the Subscription Rights received from the Company by Eligible Shareholders. Every 81 Subscription Rights will, subject to applicable securities law, give the right to subscribe for, and be allocated, one (1) New Share. Over-subscription and subscription without Subscription Rights will not be permitted. Subscription Rights that are not used to subscribe for New Shares before the expiry of the Subscription Period (i.e. 16:30 hours (CET) on 12 November 2019) or sold before 16:30 hours (CET) on 8 November 2019 will have no value and will lapse without compensation to the holder.
Allocation of New Shares: The New Shares will be allocated to the subscribers in accordance with granted and acquired Subscription Rights that have been validly exercised during the Subscription Period. 81 Subscription Rights will be required to subscribe for and be allocated one (1) New Share in the Rights Issue. The Company will reject subscriptions for New Shares that are not covered by Subscription Rights. No fractional shares will be allocated. Allocation of fewer New Shares than subscribed for by a subscriber will not impact the subscriber's obligation to pay for the number of New Shares allocated. Notification of allocated New Shares and the corresponding subscription amount to be paid by each subscriber are expected to be distributed in a letter from the VPS on or about 14 November 2019.
Payment: The payment for the New Shares allocated to a subscriber falls due on 18 November 2019 (the "Payment Date"). By signing this Subscription Form, subscribers with a Norwegian bank account irrevocably authorise SEB to debit the bank account specified below for the subscription amount payable for the New Shares allocated to the subscriber. SEB is only authorised to debit such account once, but reserves the right to make up to three debit attempts, and the authorisation will be valid for up to seven working days after the Payment Date. The subscriber furthermore authorises SEB to obtain confirmation from the subscriber's bank that the subscriber has the right to dispose over the specified account and that there are sufficient funds in the account to cover the payment. If there are insufficient funds in a subscriber's bank account or if it for other reasons is impossible to debit such bank account when a debit attempt is made pursuant to the authorisation from the subscriber, the subscriber's obligation to pay for the New Shares will be deemed overdue. Subscribers who do not have a Norwegian bank account must ensure that payment with cleared funds for the New Shares allocated to them is made on or before the Payment Date. Prior to any such payment being made, the subscriber must contact SEB on telephone number +47 22 82 70 00 for further details and instructions.

PLEASE SEE PAGE 2 OF THIS SUBSCRIPTION FORM FOR OTHER PROVISIONS THAT ALSO APPLY TO THE SUBSCRIPTION.
DETAILS OF THE SUBSCRIPTION

Subscriber’s VPS-account (12 digits):	Subscriber's LEI code (20 digits):	Number of Subscription Rights	Number of New Shares subscribed (maximum amount equals number of subscription rights divided by 81)	(For broker: Consecutive no.)
SUBSCRIPTION RIGHTS' SECURITIES NUMBER: ISIN NO0010867120		Subscription price per New Share X NOK 0.20	Subscription amount to pay = NOK ___________________________
IRREVOCABLE AUTHORISATION TO DEBIT ACCOUNT (MUST BE COMPLETED BY SUBSCRIBERS WITH A NORWEGIAN BANK ACCOUNT)
Norwegian bank account to be debited for the payment of the New Shares allocated (number of New Shares x NOK 0.20)
Norwegian bank account no.
In accordance with the terms and conditions set out in the Subscription Document and in this Subscription Form, I/we hereby irrevocably (i) apply for the number of New Shares specified above and (ii) authorise SEB to debit the bank account specified (by direct debiting or manually as described above) as set out in this  Subscription Form for the amount payable for the New Shares allotted to me/us, and (iii) confirm and warrant to have read the Subscription Document and that I am/we are aware of the risks associated with an investment in the New Shares and that I am/we are eligible to apply for and purchase New Shares under the terms set forth therein. By signing this Subscription For, subscribers subject to direct debiting accept the terms and conditions for "Payment by Direct Debiting – Securities Trading" set out on page 2 of this Subscription Form.

Date and place*:		Binding signature**:
* Must be dated during the Subscription Period.
** The subscribers must be of legal age. If the Subscription Form is signed by a proxy, documentary evidence of authority to sign must be attached in the form of a Power of Attorney or Company Registration Certificate.

Please note: If the application form is sent to SEB by e-mail, the e-mail will be unsecured unless the subscribers takes measures to secure it. SEB recommend the subscribers to secure all e-mails with application forms attached.
DETAILS OF THE SUBSCRIBER — ALL FIELDS MUST BE COMPLETED
First name	Surname/Family name/Company name
Street address:	Postal code and town/country:
Poersonal identity number (11 digits) / business registration number (9 digits):	Nationality:
Telephone number (daytime):	E-mail address:

Rights Issue 2019
ADDITIONAL GUIDELINES FOR THE SUBSCRIBER

Regulatory issues: Legislation passed throughout the European Economic Area (the "EEA") pursuant to the Markets and Financial Instruments Directive ("MiFID II") implemented in the Norwegian Securities Trading Act, imposes requirements in relation to business investments. In this respect, SEB must categorise all new clients in one of three categories: Eligible counterparties, Professional clients and Non-professional clients. All subscribers subscribing for New Shares who/which are not existing clients of SEB will be categorised as Non-professional clients. The subscribers can by written request to SEB ask to be categorised as a Professional client if the subscribers fulfils the provisions of the Norwegian Securities Trading Act and ancillary regulations. For further information about the categorisation, the subscribers may contact SEB. The subscriber represents that it has sufficient knowledge, sophistication and experience in financial and business matters to be capable of evaluating the merits and risks of an investment decision to invest in the Company by applying for New Shares, and the subscribers is able to bear the economic risk, and to withstand a complete loss of an investment in the Company.

Execution only: As SEB is not in the position to determine whether the subscription for New Shares is suitable for the subscribers, SEB will treat the application as an execution only instruction from the subscribers to subscribe for New Shares. Hence, the subscriber will not benefit from the corresponding protection of the relevant conduct of business rules in accordance with the Norwegian Securities Trading Act.

Information Exchange: The subscribers acknowledges that, under the Norwegian Securities Trading Act and the Norwegian Financial Undertakings Act and foreign legislation applicable to SEB, there is a duty of secrecy between the different units of SEB as well as between SEB and the other entities in SEB’ respective group. This may entail that other employees of SEB or SEB’ respective group may have information that may be relevant to the subscriber, but which SEB will not have access to in their capacity as financial advisor for the Rights Issue.

Information barriers: SEB is a securities firms, offering a broad range of investment services. In order to ensure that assignments undertaken by SEB’ corporate finance departments are kept confidential, SEB’ other activities, including analysis and stock broking, are separated from their corporate finance departments by information barriers known as "Chinese walls". The subscribers acknowledges that SEB’ analysis and stock broking activity may act in conflict with the subscriber’s interests with regard to transactions in the New Shares as a consequence of such Chinese walls.

VPS account and anti-money laundering procedures: The Rights Issue is subject to applicable anti-money laundering legislation, including the Norwegian Money Laundering Act of 1 June 2018 no. 23 and the Norwegian Money Laundering Regulation of 14 September 2018 no. 1324 (collectively, the "Anti-Money Laundering Legislation"). Subscribers who are not registered as existing customers of one of SEB must verify their identity to one of SEB in accordance with requirements of the Anti-Money Laundering Legislation, unless an exemption is available. Subscribers who have designated an existing Norwegian bank account and an existing VPS account on the Subscription Form are exempted, unless verification of identity is requested by SEB. Subscribers who have not completed the required verification of identity prior to the expiry of the Application Period will not be allocated New Shares. Participation in the Rights Issue is conditional upon the subscribers holding a VPS account. The VPS account number must be stated in the Subscription Form. VPS accounts can be established with authorised VPS registrars, who can be Norwegian banks, authorised securities brokers in Norway and Norwegian branches of credit institutions established within the EEA. Establishment of a VPS account requires verification of identity to the VPS registrar in accordance with the Anti-Money Laundering Legislation. However, non-Norwegian investors may use nominee VPS accounts registered in the name of a nominee. The nominee must be authorised by the Norwegian Ministry of Finance.

Selling restrictions: The Rights Issue is subject to specific legal or regulatory restrictions in certain jurisdictions. Neither the Company nor SEB assumes any responsibility in the event there is a violation by any person of such restrictions. The New Shares will, and may, not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, within, into or from any jurisdiction where the offer or sale of the New Shares is not permitted, or to, or for the account or benefit of, any person with a registered address in, or who is resident or ordinarily resident in, or a citizen of, any jurisdiction where the offer or sale is not permitted, except pursuant to an applicable exemption. The Subscription Rights and the New Shares may not be transferred, sold or delivered in Australia, Canada, Hong Kong, South Africa or Japan. A notification of exercise of Subscription Rights and subscription of New Shares in contravention of the above may be deemed to be invalid.

Terms and conditions for payment by direct debiting - securities trading: Payment by direct debiting is a service provided by cooperating banks in Norway. In the relationship between the payer and the payer’s bank, the following standard terms and conditions apply.

1.
The service "Payment by direct debiting — securities trading" is supplemented by the account agreement between the payer and the payer’s bank, in particular Section C of the account agreement, General terms and conditions for deposit and payment instructions.

2.
Costs related to the use of "Payment by direct debiting — securities trading" appear from the bank’s prevailing price list, account information and/or information is given by other appropriate manner. The bank will charge the indicated account for incurred costs.

3.
The authorisation for direct debiting is signed by the payer and delivered to the beneficiary. The beneficiary will deliver the instructions to its bank who in turn will charge the payer’s bank account.

4.
In case of withdrawal of the authorisation for direct debiting, the payer shall address this issue with the beneficiary. Pursuant to the Financial Contracts Act, the payer’s bank shall assist if payer withdraws a payment instruction which has not been completed. Such withdrawal may be regarded as a breach of the agreement between the payer and the beneficiary.

5.
The payer cannot authorise for payment of a higher amount than the funds available at the payer’s account at the time of payment. The payer’s bank will normally perform a verification of available funds prior to the account being charged. If the account has been charged with an amount higher than the funds available, the difference shall be covered by the payer immediately.

6.
The payer’s account will be charged on the indicated date of payment. If the date of payment has not been indicated in the authorisation for direct debiting, the account will be charged as soon as possible after the beneficiary has delivered the instructions to its bank. The charge will not, however, take place after the authorisation has expired as indicated above. Payment will normally be credited to the beneficiary’s account between one and three working days after the indicated date of payment/delivery.

7.	If the payer’s account is wrongfully charged after direct debiting, the payer’s right to repayment of the charged amount will be governed by the account agreement and the Financial Contracts Act.

Overdue and missing payments: Overdue payments will be charged with interest at the applicable rate under the Norwegian Act on Interest on Overdue Payments of 17 December 1976 no. 100, which at the date of the Subscription Document is 8.75% per annum. Should payment not be made when due, the New Shares allocated will not be delivered to the subscribers, and SEB reserve the right, at the risk and cost of the subscribers, to cancel at any time thereafter the application and to re-allot or otherwise dispose of the allocated New Shares, on such terms and in such manner as SEB may decide (and that the subscribers will not be entitled to any profit therefrom). The original subscribers will remain liable for payment of the Offer Price for the New Shares allocated to the subscribers, together with any interest, costs, charges and expenses accrued, and the Company and/or SEB may enforce payment of any such amount outstanding. The New Shares allocated to such subscribers will be transferred to a VPS account operated by SEB and will be transferred to the non-paying subscriber when payment of the subscription amount for the relevant New Shares is received. However, SEB reserves the right to sell on behalf of the subscriber or assume ownership of the New Shares from and including the fourth day after the Payment Date without further notice to the subscriber in question in accordance with section 10-12 (4) of the Norwegian Public Limited Liability Companies Act if payment has not been received within the third day after the Payment Date. If the New Shares are sold on behalf of the subscriber, the subscriber will remain liable for payment of the subscription amount, together with any interest, loss, costs, charges and expenses suffered or incurred by the Company and/or SEB as a result of or in connection with such sales. The Company and/or SEB may enforce payment for any amount outstanding in accordance with Norwegian law. If SEB decides not to assume ownership to the unpaid New Shares, SEB, on behalf of the Company, reserves the right, at the risk and cost of the subscriber to, at any time from and including the fourth day after the Payment Date, cancel the subscription and to dispose of allocated Offer Shares for which payment is overdue, on such terms and in such manner as SEB may decide in accordance with Norwegian law. The subscriber will remain liable for payment of the subscription amount, together with any interest, loss, costs, charges and expenses accrued and SEB, on behalf of the Company, may enforce payment for any such amount outstanding in accordance with Norwegian law.

National Client Identifier and Legal Entity Identifier: In order to participate in the Rights Issue, subscribers will need a global identification code. Physical persons will need a so-called National Client Identifier ("NCI") and legal entities will need a so-called Legal Entity Identifier ("LEI"). NCI code for physical persons: As of 24 October 2019, physical persons will need a NCI code to participate in a financial market transaction, i.e. a global identification code for physical persons. For physical persons with only a Norwegian citizenship, the NCI code is the 11 digit personal ID (Nw: "fødselsnummer"). If the person in question has multiple citizenships or another citizenship than Norwegian, another relevant NCI code can be used. Subscribers are encouraged to contact their bank for further information. LEI code for legal entities: As of 24 October 2019, legal entities will need a LEI code to participate in a financial market transaction. A LEI code must be obtained from an authorized LEI issuer, and obtaining the code can take some time. Subscribers should obtain a LEI code in time for the subscription. For more information visit www.gleif.org.

Personal data: The subscribers confirms that it has been provided information regarding the SEB's processing of personal data, and that it is informed that SEB will process the subscriber's personal data in order to manage and carry out the Rights Issue and the Subscription From for the subscriber, and to comply with statutory requirements. The data controller who is responsible for the processing of personal data is SEB. The processing of personal data is necessary in order to fulfil the subscription and to meet legal obligations The Norwegian Securities Trading Act and the Anti-Money Laundering Legislation requires that SEB process and store information about clients and trades, and control and document activities. The subscriber's data will be processed confidentially, but if it is necessary in relation to the purposes, the personal data may be shared between SEB, the company(ies) participating in the Rights Issue, with companies within the SEB groups, VPS, stock exchanges and/or public authorities. The personal data will be processed as long as necessary for the purposes, and will subsequently be deleted unless there is a statutory duty to keep it. If SEB transfer personal data to countries outside the EEA, that have not been approved by the EU Commission, SEB will make sure the transfer takes place in accordance with the legal mechanisms protecting the personal data, for example the EU Standard Contractual Clauses. As a data subject, the subscribers have several legal rights. This includes i.e. the right to access its personal data, and a right to request that incorrect information is corrected. In certain instances, the subscribers will have the right to impose restrictions on the processing or demand that the information is deleted. The subscribers may also complain to a supervisory authority if they find that SEB's processing is in breach of the law. Supplementary information on processing of personal data and the subscribers rights can be found at SEB's website.

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